Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, New York 10014

June 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: J. Elizabeth Packebusch

Re:	Lindblad Expeditions Holdings, Inc.

Registration Statement on Form S-3 (Registration No. 333-238847)

Ms. Packebusch:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Lindblad Expeditions Holdings, Inc., hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 4:00 p.m., eastern time, on June 10, 2020, or as soon as practicable thereafter.

Very truly yours,

Lindblad Expeditions Holdings, Inc.

By:	/s/ Craig Felenstein
Craig Felenstein
Chief Financial Officer